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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2*)

                               ----------------

                             FIBREBOARD CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                  SIERRA CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                                 OWENS CORNING
                                   (BIDDERS)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   315712109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             CHRISTIAN L. CAMPBELL
                         SENIOR VICE PRESIDENT, GENERAL
                             COUNSEL AND SECRETARY
                                 OWENS CORNING
                           ONE OWENS CORNING PARKWAY
                               TOLEDO, OHIO 43659
                                 (419) 248-8000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                            ATTENTION: PAUL L. CHOI
                                       PRAN JHA

              *CONSTITUTING THE FINAL AMENDMENT TO SCHEDULE 14D-1

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  Sierra Corp. (the "Offeror") and Owens Corning ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on May 30, 1997, as amended by Amendment No. 1 thereto, with respect to their offer to purchase all outstanding shares of common stock, par value $.01 per share, of Fibreboard Corporation, a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of August 25, 1988, as amended, between the Company and The First National Bank of Boston, as successor rights agent (collectively, the "Shares"), as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  At 12:00 Midnight, New York City time, on June 26, 1997, the Offer expired. On June 27, 1997, the Offeror accepted for payment a total of 7,836,655 Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer. The 7,836,655 Shares accepted for payment by the Offeror represent approximately 92.3% of the Shares outstanding on June 26, 1997. The press release issued by Parent on June 27, 1997 is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  The press release issued by Parent on June 27, 1997 is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(11) Press Release issued by Parent on June 27, 1997.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 1997

                                          Owens Corning

                                                 /s/ Christian L. Campbell
                                          By:
                                            -----------------------------------
                                            Name: Christian L. Campbell
                                            Title: Senior Vice President,
                                            General
                                                  Counsel and Secretary

                                          Sierra Corp.

                                                 /s/ Christian L. Campbell
                                          By:
                                            -----------------------------------
                                            Name: Christian L. Campbell
                                            Title: President

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                                 EXHIBIT INDEX

  EXHIBIT
    NO.    EXHIBIT
  -------  -------
 (a)(11)   Press Release issued by Parent on June 27, 1997.

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